Carter Ledyard & Milburn llp
Counselors at Law

Guy P. Lander Partner ● Direct Dial: 212-238-8619 E-mail: lander@clm.com	2 Wall Street New York, NY 10005-2072 ● Tel (212) 732-3200 Fax (212) 732-3232	570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

August 6, 2021

VIA EDGAR AND ELECTRONIC MAIL

Ms. Julia Griffith

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	CENAQ Energy Corp. Registration Statement on Form S-1/A

Filed August 6, 2021

File No. 333-253695

On behalf of CENAQ Energy Corp., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of the Company’s Amendment No. 3 to Registration Statement on Form S-1 (the “Amendment”), for the registration of the Company’s securities, including one complete copy of the exhibits listed as filed therewith.

In the overall context of the Registration Statement, the Amendment is again limited to a few discrete items that were necessitated by market conditions. The revisions deal with some cleanup and the following changes:

1.	Up to 11 qualified institutional buyers or institutional accredited investors, have each expressed an interest in purchasing Units in the offering, and each will also purchase 75,000 Founder Shares from the Sponsor. These investors are not affiliated with the Company, the Sponsor, the directors or any member of management, and these investors are referred to as the anchor investors.

2.	Each Unit will now include a ¾ warrant instead of a one-half warrant.

3.	A further shortening of the business combination period from 18 months to 12 months (with no change to the two 3-month extensions under certain terms).

4.	Removal of one person from the planned Technical Committee.

The Company respectfully requests the Staff’s review of the Amendment on an expedited basis because the Registration Statement and the prior amendments were previously cleared, the limited nature of these changes and the Company’s desire to complete its initial public offering quickly based on current market conditions and to avoid the further delay and expense should its financial statements go “stale”.

Very truly yours,

/s/ Guy P. Lander
Guy P. Lander